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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 02549

                                                    COMMISSION FILE NO. 0-26227

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                   Check box:
Form 10-K [x]   Form 20-F [ ]   Form 11-K [ ]   Form 10-Q [ ]     Form N-SAR [ ]

                       For Period Ended: December 31, 2001


                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
                        For the Transition Period Ended:


  Read Instruction (on back page) Before Preparing Form. Please Print or Type
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
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Full Name of Registrant:

         SSP SOLUTIONS, INC.
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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)

         17861 CARTWRIGHT ROAD
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City, State, Zip Code

         IRVINE, CA 92614
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PART II - RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

STATE BELOW IN REASONABLE DETAIL THE REASONS WHY FORMS 10-K, 20-F, 11-K, 10-Q, N-SAR, OR THE TRANSITION REPORT OR PORTION THEREOF, COULD NOT BE FILED WITHIN THE PRESCRIBED TIME PERIOD.

THE REGISTRANT IS UNABLE TO FILE THE SUBJECT REPORT IN A TIMELY MANNER BECAUSE THE REGISTRANT WAS NOT ABLE TO COMPLETE ITS FINANCIAL STATEMENTS WITHOUT UNREASONABLE EFFORT OR EXPENSE DUE TO SIGNIFICANT MANAGEMENT TIME AND ATTENTION THAT IS BEING DEVOTED TO NEGOTIATIONS FOR FINANCING AND TO DIFFICULTIES IN RESOLVING AUDIT ISSUES ARISING OUT OF THE MERGER WITH BIZ INTERACTIVE ZONE, INC. THAT WAS EFFECTED ON AUGUST 24, 2001.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

   THOMAS SCHIFF                     (949)                    622-3619
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      (Name)                      (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [x] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [x] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     DUE TO THE MERGER WITH BIZ INTERACTIVE ZONE, INC. THAT WAS EFFECTED ON AUGUST 24, 2001, AND IN PARTICULAR, TO EFFORTS TO RESOLVE CERTAIN RELATED ACCOUNTING ISSUES THAT COULD IMPACT REPORTED EARNINGS, THE REGISTRANT HAS NOT BEEN ABLE TO COMPLETE ITS FINANCIAL STATEMENTS. AS SUCH, IT IS UNABLE TO DETERMINE THE FINAL IMPACT OF THE MERGER ON ITS EARNINGS STATEMENTS TO BE INCLUDED IN ITS ANNUAL REPORT ON FORM 10-K, WHICH ANNUAL REPORT WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OR BEFORE THE 15TH CALENDAR DAY FOLLOWING THE PRESCRIBED DUE DATE.

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SSP                       SOLUTIONS,                                    INC.
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(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:     APRIL 2, 2002                           By:/S/ THOMAS SCHIFF
      ----------------------                      ------------------------------
                                                   Thomas Schiff, Executive Vice
                                                   President and Chief Financial
                                                    Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CRF 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).